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05035665

SECUR... ...SSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – ~~01-09678~~ 13791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Capital Analysts Incorporated**

OFFICIAL USE ONLY
Firm I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (DO NOT USE P.O. Box No.)

RECD S.E.C.
FEB 2 ~ 2005
516

3 Radnor Corporate Center, Suite 220
(No. and Street)

Radnor (City) **PA** (State) **19087-4573** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Richard Paolillo 610 - 995 - 1510
(Area Code – Telephone Number)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center , 312 Walnut Street (Address) Cincinnati (City) OH (State) 45202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Account
- ☐ Public Account
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public account must be supported by a statement of facts and circumstanced relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC1410 (06-02)

OATH OR AFFIRMATION

I, Robert S. Cogan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Capital Analysts Incorporated, as

of January 14, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
RACHELLE D. LEWIS, Notary Public
Radnor Twp., Delaware County
My Commission Expires October 17, 2005

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

Capital Analysts Incorporated

Statement of Financial Condition

December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Report of Independent Auditors

The Board of Directors
Capital Analysts Incorporated

We have audited the accompanying statement of financial condition of Capital Analysts Incorporated, an indirect wholly owned subsidiary of Western and Southern Life Insurance Company, as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Capital Analysts Incorporated at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

January 13, 2005

Capital Analysts Incorporated

Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents	$	3,677,598
Commissions and concessions receivable		787,405
Accounts receivable, general		211,137
Due from clearing firm		452,141
Internally developed computer software		207,290
Equipment (net of accumulated amortization of $182,145)		41,079
Furniture and fixtures (net of accumulated amortization of $6,106)		122,118
Computer hardware (net of accumulated amortization of $8,966)		44,829
Receivable from affiliate		229,545
Deposit with clearing broker		10,000
Fixed maturity security on deposit with clearing broker (cost $60,372)		60,469
Investments held under deferred compensation plan, at market		579,840
Prepaid expenses		200,290
Total assets	$	6,623,741
Liabilities and Stockholder's Equity		
Liabilities:		
Commissions and concessions payable	$	1,563,145
Accrued expenses and other payables		1,505,398
Payable to affiliate		223,901
Deferred compensation plan liability		579,840
Total liabilities		3,872,284
Total stockholder's equity		2,751,457
Total liabilities and stockholder's equity	$	6,623,741

See accompanying notes.

Capital Analysts Incorporated

Notes to Financial Statement

December 31, 2004

1. Organization and Nature of Business

Capital Analysts Incorporated (the Company), a wholly owned subsidiary of CAI Holding Company Inc. (the Parent), is an indirect wholly owned subsidiary of Columbus Life Insurance Company, which is wholly owned by Western and Southern Life Insurance Company (WSLIC). The Company is a licensed broker-dealer in all states and a registered investment advisor in 49 states, with a national network of independent registered representatives that introduce customer transactions placed through the Company.

2. Significant Accounting Policies

Income Taxes

The Company is included in the consolidated federal income tax return with WSLIC. Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income tax expense under the separate return method as permitted under SFAS No. 109. The benefit from losses of the Company is available to offset the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement. The amount of deferred tax assets recorded, as a receivable from affiliate, at December 31, 2004 is $229,545. These deferred tax assets are primarily attributable to timing differences between the recognition of expense on a GAAP and tax basis for contributions made to the deferred compensation plan discussed in Note 6. The amount of taxes currently payable to WSLIC as of December 31, 2004 was $124,825.

Capitalization of Assets

All capitalized assets are depreciated on a straight-line basis. Assets capitalized under capital leases are depreciated over the minimum term of the lease. Furniture and fixtures are depreciated over seven years. Computer hardware is depreciated over three years. Capitalized internally developed software costs are expenditures related to the development of a new back-office commissions system for the Company. Upon completion, the costs will be depreciated over the estimated useful life of the asset.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Deposits With Clearing Broker

At December 31, 2004, the Company had deposited funds of $10,000 with an unrelated broker-dealer. These funds earn interest at the average overnight repurchase agreement rate.

Additionally, at December 31, 2004, the Company had deposited a U.S. Treasury Note with an unrelated broker-dealer. The Company has classified this security, which matures in 2008, as available-for-sale. At December 31, 2004, this security had a fair market value and cost of $59,721 and $59,625, respectively. The amount of unrealized holding gains included in accumulated other comprehensive income at December 31, 2004 is $96.

4. Related Party Transactions

WSLIC charges the Company a fee for services rendered, including the cost of employees, certain facilities, printing and data processing. Additionally, during the regular course of business, the Company transacts business with certain affiliated companies by earning commission and concession revenue, and paying commissions and concession expenses. The affiliated companies with whom the Company transacts such business includes Columbus Life Insurance Company, Integrity Insurance Company, Touchstone Funds, and Todd Investment Advisors.

5. Pension Plans

The Company is covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan), which is a contributory plan covering all eligible full-time employees. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

5. Pension Plans (continued)

Additionally, the Company is covered under the Western-Southern Affiliated Companies Retirement Plan (the Retirement Plan), which is a defined contribution plan to provide eligible participants with additional income after retirement. Eligible participants include employees of the Company who are over twenty-one years of age and have more than 1,000 hours of service during a twelve-month period. Under the Retirement Plan, each participant is provided with an allocation of the Company's contribution that is determined by resolution of the Board of Directors. The Retirement Plan is subject to provisions of ERISA.

6. Deferred Compensation Plan

The Company sponsors a "rabbi trust" deferred compensation plan for certain producers. The Plan has been consolidated into the financial statements of the Company. Securities held by participants of the Plan are classified as trading securities, with changes in the fair value of the securities being recognized by the Company in other income, and changes in the fair value of the plan's liability being recognized by the Company in selling, general, and administrative expenses. As of December 31, 2004, the fair value of the plan's assets and liabilities is $579,840 and $579,840, respectively.

7. Leases

The Company leases office space under an operating lease from an unrelated party. At December 31, 2004, future minimum lease commitments under this noncancelable operating lease is as follows:

Year Ended December 31:	
2005	$ 351,524
2006	360,149
2007	368,774
2008	377,399
2009	64,218
Total	$ 1,522,064

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, Rule 15c3-1 (the Rule), which requires that the Company maintains a minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2004, the Company's net capital, as defined, was $817,847, which was $559,695 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 4.73 to 1.

9. Contingencies

The Company is involved in various lawsuits considered normal to its securities business. Management of the Company believes that the resolution of these various lawsuits will not result in any material adverse impact on the financial position and operations of the Company.

The Company has submitted an Offer of Settlement to the Security and Exchange Commissions regarding the adequate disclosure of marketing income and other fees the Company has received. As a result, the Company has accrued $500,000 at December 31, 2004, of expenses related to the settlement and costs related to this Offer of Settlement.

10. Exemption from Rule 15c3-3

The Company maintains a special account for the exclusive benefit of customers, carries no customer accounts and promptly transmits all customer funds and securities to its clearing broker. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.